UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2016

Commission File No.: 333-159793-01

TELESAT HOLDINGS INC.

(Name of Registrant)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

On November 17, 2016, Telesat Holdings Inc. (“Telesat Holdings”) issued a news release, attached hereto as Exhibit 99.1, announcing the completion of a series of debt refinancing transactions as outlined below.

Indenture and 8.875% Senior Notes due 2024

On November 17, 2016, Telesat Canada (“Telesat”), a wholly-owned subsidiary of Telesat Holdings, and Telesat LLC, as co-issuer (“Telesat LLC” and, together with Telesat, the “Co-Issuers”), issued US$500 million in aggregate principal amount of 8.875% Senior Notes due 2024 (the “2024 Senior Notes”) pursuant to an indenture dated November 17, 2016 (the “2024 Senior Notes Indenture”), by and among Telesat Holdings, the Co-Issuers, the guarantors party thereto (the “2024 Senior Notes Indenture Guarantors”) and The Bank of New York Mellon, as Trustee (collectively, the “Notes Offering”).

The 2024 Senior Notes are unsubordinated unsecured obligations of the Co-Issuers and will mature on November 15, 2024. The 2024 Senior Notes bear interest at 8.875% per annum from the issue date, payable on May 15 and November 15 of each year, commencing on May 15, 2017, to holders of record on the immediately preceding May 1 or November 1, as the case may be.

On and after November 15, 2019 (the “First Call Date’’), the Co-Issuers may redeem the 2024 Senior Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice at the following redemption prices (expressed as percentages of principal amount of the 2024 Senior Notes to be redeemed), plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date), if redeemed during the twelve-month period beginning on November 15 of each of the years set forth below:

Year	Percentage
2019	106.656%
2020	104.438%
2021	102.219%
2022 and thereafter	100.000%

In addition, at any time and from time to time on or prior to November 15, 2019, the Co-Issuers may redeem up to 40% of the aggregate principal amount of 2024 Senior Notes (including any additional 2024 Senior Notes issued after the closing date of this offering) issued under the 2024 Senior Notes Indenture at a redemption price equal to 108.875% of the aggregate principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date), with the net cash proceeds of one or more equity offerings of Telesat Holdings or any direct or indirect parent of Telesat to the extent such net cash proceeds are contributed to Telesat Holdings; provided that at least 50% of the aggregate principal amount of the 2024 Senior Notes originally issued under the 2024 Senior Notes Indenture remains outstanding immediately after the occurrence of each such redemption; provided, further, that such redemption occurs within 180 days after the date on which any such equity offering is consummated.

At any time prior to November 15, 2019, the Co-Issuers may redeem the 2024 Senior Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of the 2024 Senior Notes redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date and a make-whole premium (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date).

The 2024 Senior Notes will rank equally in right of payment with all of the Co-Issuers’ existing and future unsubordinated indebtedness and will rank senior in right of payment to the Co-Issuers’ future debt that by its terms is subordinated to the 2024 Senior Notes. The 2024 Senior Notes will be effectively subordinated to all of the Co-Issuers’ existing and future secured indebtedness, to the extent of the value of the assets securing such debt, including the obligations under the New Senior Credit Facilities (as defined below). The 2024 Senior Notes will be fully and unconditionally guaranteed on an unsubordinated unsecured basis by Telesat Holdings and each existing and future restricted subsidiary of Telesat Holdings (other than Telesat or Telesat LLC) that guarantees the obligations or is a borrower or co-borrower under the New Senior Credit Facilities or under certain publicly or privately issued debt securities issued by Telesat Holdings or any restricted subsidiary. The guarantees will rank equally in right of payment with all of the guarantors’ existing and future unsubordinated indebtedness, will rank senior in right of payment to the guarantors’ future debt that is by its terms subordinated to these guarantees and will be effectively subordinated to the guarantors’ existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness, including their guarantees of the New Senior Credit Facilities. To the extent any guarantor is released from its obligations under the New Senior Credit Facilities and certain other publicly or privately issued debt securities, such guarantor will also be released from its obligations under the 2024 Senior Notes. The 2024 Senior Notes and related guarantees will be structurally subordinated to all obligations of any existing and future subsidiaries of Telesat Holdings that do not guarantee the 2024 Senior Notes.

If certain change of control events occur and, as a result of which, Telesat Holdings’ total net leverage ratio exceeds 4.50 to 1.00, the Co-Issuers will be required to make an offer to repurchase all of the 2024 Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of repurchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the date of repurchase.

The 2024 Senior Notes Indenture contains a number of restrictive covenants, including those relating to the following:

(1)	Limitations on Incurrence of Indebtedness;

(2)	Limitations on Restricted Payments;

(3)	Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;

(4)	Asset Sales;

(5)	Limitations on Transactions with Affiliates;

(6)	Limitations on Liens;

(7)	Reports and Other Information;

(8)	Maintenance of Insurance;

(9)	Limitation on Activities of the Co-Issuer; and

(10)	Merger, Consolidation or Sale of All or Substantially All Assets.

Upon the occurrence of certain events of default specified in the 2024 Senior Notes Indenture, the principal of, premium, if any, interest and any other monetary obligations on all the then outstanding 2024 Senior Notes may become due and payable.

The foregoing description of the 2024 Senior Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the 2024 Senior Notes Indenture, attached hereto as Exhibit 4.1 and incorporated herein by reference.

Credit Agreement and Senior Credit Facilities

Concurrently with the closing of the Notes Offering on November 17, 2016 (the “Closing Date”), Telesat and Telesat LLC entered into an amendment and restatement of Telesat’s credit agreement (as amended, the “Credit Agreement”) among Telesat and Telesat LLC, as borrowers, JP Morgan Chase Bank, N.A. (“JP Morgan”), as administrative agent and collateral agent, Canadian Imperial Bank of Commerce (“CIBC”), BMO Capital Markets Corp. (“BMOCM), RBC Capital Markets (“RBCCM”) and TD SECURITIES (“TDS”) as revolving facility joint lead arrangers and bookrunners, JP Morgan, Credit Suisse Securities (USA) LLC (“CSS”), Goldman Sachs Bank USA (“GS”) and Morgan Stanley Senior Funding, Inc. (“MSSF”) as revolving facility co-arrangers, JPMorgan, CSS, GS and MSSF as Term Loan B facility joint lead arrangers and bookrunners, CIBC, BMOCM, RBCCM and TD Securities (USA) LLC (“TD USA”) as Term Loan B facility co-arrangers, JP Morgan, CSS, GS and MSSF as revolving facility documentation agents, and CIBC, BMOCM, RBCCM and TD USA as Term Loan B facility documentation agents.

The Credit Agreement provides for the extension of credit in the principal amount of up to US$2,630 million, among the following facilities (together, the “New Senior Credit Facilities”):

•	the revolving credit facility, in the amount of up to US$200 million, available in either Canadian or U.S. dollars, maturing on November 17, 2021; and

•	the Term Loan B facility denominated in U.S. dollars, in the amount of US$2,430 million, maturing on November 17, 2023.

Borrowings in U.S. dollars under the New Senior Credit Facilities (other than in respect of swingline loans) will bear interest at a rate per annum equal to the “Applicable Margin” (as defined below) plus, at Telesat’s option, either (1) an adjusted base rate calculated in a customary manner (the “Base Rate”) or (2) an adjusted eurodollar rate calculated in a customary manner. Swingline loans will bear interest at the Base Rate plus the “Applicable Margin” (as defined below) for base rate loans under the revolving credit facility. Borrowings in Canadian dollars under the New Senior Credit Facilities will bear interest at a rate per annum equal to the “Applicable Margin” (as defined below) plus, at Telesat’s option, either (1) a Canadian prime rate calculated in a customary manner or (2) a BA discount rate calculated in a customary manner. The Applicable Margin is a percentage ranging from 1.50% to 3.75% depending on the currency in which the loan is denominated, the type of the loan and Telesat’s leverage ratio. In addition to paying interest on outstanding principal under the Credit Agreement, Telesat will pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate of 0.40%. Telesat must also pay customary acceptance fees, agent fees and letter of credit fees.

On the Closing Date, Telesat borrowed the full amount of the Term Loan B facility under the Credit Agreement. Telesat may voluntarily prepay the New Senior Credit Facilities without premium or penalty, subject to (1) customary “breakage” fees and reemployment costs in the case of eurodollar borrowings or BA rate borrowings and (2) in the case of prepayments of the Term Loan B facility prior to the twelve-month anniversary of the Closing Date, a 1% prepayment premium with respect to certain repricing transactions.

Telesat is required to make quarterly amortization payments on the Term Loan B facility beginning on December 31, 2016 in an amount equal to 0.25% of the original principal amount of the Term Loan B facility.

All obligations under the Credit Agreement are guaranteed by Telesat Holdings and certain of its subsidiaries (the “Credit Agreement Guarantors”). On the Closing Date, each of the Credit Agreement Guarantors guarantee the 2024 Senior Notes on an equal and ratable basis. The obligations under the Credit Agreement and guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interests in the assets of Telesat and the Credit Agreement Guarantors.

The Credit Agreement contains covenants that restrict the ability of Telesat Holdings and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, modifying or cancelling satellite insurance and repaying subordinated debt. The Credit Agreement requires Telesat Holdings to comply with a first lien net leverage ratio of 5.75 to 1.00, tested quarterly, when any borrowings are outstanding. The Credit Agreement also contains customary affirmative covenants and events of default.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, attached hereto as Exhibit 4.2 and incorporated herein by reference.

Use of Proceeds and Redemption of 6.0% Senior Notes due 2017

Telesat is using the net proceeds from the Notes Offering and the New Senior Credit Facilities, together with cash on hand, to (i) redeem the Co-Issuers’ outstanding US$900 million aggregate principal amount of 6.0% Senior Notes due 2017 (the “2017 Notes”), (ii) repay the Co-Issuers’ borrowings outstanding under the Co-Issuers’ existing senior credit facilities and (iii) pay the fees and expenses related to clauses (i) and (ii).

On November 17, 2016, the Co-Issuers’ issued a redemption notice pursuant to the indenture governing the 2017 Notes to redeem all outstanding 2017 Notes. The 2017 Notes will be redeemed at par plus accrued and unpaid interest thereon from November 15 through December 17, 2016. Payment will be made by the trustee to holders of the 2017 Notes on December 19, 2016. Upon the issuance of the redemption notice and deposit of funds with the trustee necessary to pay the redemption price, each of which took place on November 17, 2016, the obligations of the Co-Issuers under the indenture governing the 2017 Notes were discharged.

EXHIBITS

The following information is furnished to the Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
4.1	Indenture, dated November 17, 2016, with respect to Telesat Canada’s 8.875% Senior Notes due 2024, among Telesat Holdings, Telesat, Telesat LLC, as co-issuer, the guarantors party thereto and The Bank of New York Mellon, as Trustee.

4.2	Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, by and among Telesat, Telesat LLC, Telesat Holdings, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer.

99.1	News release dated November 17, 2016 – “Telesat Canada Announces Closing of its Refinancing Transactions”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.

Date: November 17, 2016	By:	/s/ CHRISTOPHER S. DIFRANCESCO
Name: Christopher S. DiFrancesco
Title: Vice President, General Counsel and Secretary